Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-232238

PIVOTAL ACQUISITION CORP.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

November 20, 2019

TO THE STOCKHOLDERS OF PIVOTAL ACQUISITION CORP.:

This is a supplement (this “Supplement”) to the proxy statement/prospectus of Pivotal Acquisition Corp. (“Pivotal”), dated November 20, 2019 (the “Proxy Statement/Prospectus”), that is being sent to you in connection with Pivotal’s annual meeting of stockholders of Pivotal to consider and vote upon, among other things, a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of May 20, 2019, as amended by the Amendment to Agreement and Plan of Reorganization, dated as of October 30, 2019 (the “Merger Agreement”), by and among Pivotal, Pivotal Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pivotal (“Merger Sub”), LD Topco, Inc., a Delaware corporation (the “Company”), and, solely in its capacity as representative of the stockholders of the Company, Carlyle Equity Opportunity GP, L.P., a Delaware limited partnership (“Carlyle”).

We are sending you this supplement to provide you with a copy of a press release issued by Pivotal relating to the Company’s third quarter 2019 results and an updated investor presentation, attached hereto as Annex A and Annex B, respectively, to aid you in your analysis of the proposed transactions described in the Proxy Statement/Prospectus.

Before you vote you should read the Proxy Statement/Prospectus and other documents that Pivotal has filed with the Securities and Exchange Commission, together with this Supplement, for more complete information about Pivotal, the Company and the proposed transactions. If you need additional copies of this Supplement, the Proxy Statement/Prospectus, or the proxy card you should contact:

Mr. Jonathan J. Ledecky

Pivotal Acquisition Corp.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

Tel: (212) 818-8800

or

the proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

E-mail: ksmith@advantageproxy.com

You may also obtain a free copy of this Supplement, the Proxy Statement/Prospectus and other documents containing information about Pivotal, the Company and the proposed transactions, without charge, at the SEC’s website at www.sec.gov.

This Supplement should be read together with the Proxy Statement/Prospectus. To the extent that the information in this Supplement is inconsistent with the information in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus. Terms that are defined in the Proxy Statement/Prospectus have the same meanings in this Supplement, unless a new definition for such term is provided herein.

All of Pivotal’s stockholders are cordially invited to attend the annual meeting in person. If you are a stockholder of record and you have already provided a proxy, your shares will be voted in accordance with your instructions at the annual meeting, unless you affirmatively change your proxy as described in the Proxy Statement/Prospectus. If you have not yet provided a proxy, you are urged to complete, sign, date and return the proxy card that was enclosed with the Proxy Statement/Prospectus as soon as possible. If you are a stockholder of record, you may also cast your vote in person at the annual meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote in person, obtain a proxy from your broker or bank. If you have already instructed your broker or bank how to vote your shares, your shares will be voted in accordance with those instructions at the annual meeting, unless you affirmatively change your instructions as described in the Proxy Statement/Prospectus.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Jonathan J. Ledecky, Chairman

This Supplement is dated November 20, 2019 and is first being mailed to stockholders of Pivotal on or about such date.

Annex A

Pivotal Announces KLDiscovery’s Third Quarter Results

•	Third quarter revenue of $78.2 million is up 6% over last year

•	Net Loss improves 35% year-over-year to $11.3 million

•	Adjusted EBITDA of $16.8 million surges 28% vs. year ago

•	KLD updates 2019 and 2020 forecast due to delayed merger closing with Pivotal

New York, NY and McLean, VA, November 15, 2019 – Pivotal Acquisition Corp (NYSE: PVT) (“Pivotal”), a special purpose acquisition corporation, announced 2019 third quarter results of KLDiscovery (“KLD”), a leading global provider of electronic discovery, information governance and data recovery services.

Highlights for the Third Quarter of 2019

KLD achieved total quarterly revenue of $78.2 million for the quarter ended September 30, 2019, as revenue growth increased by 6% compared to the third quarter of 2018. Net loss for the quarter ended September 30, 2019 was $11.3 million, an improvement of 35% over the prior year period’s net loss of $17.4 million. Adjusted EBITDA was $16.8 million, a 28% increase over the prior year period’s adjusted EBITDA of $13.1 million.

Revenue for the nine months ended September 30, 2019 totaled $231.5 million, an increase of 6% compared to $219.2 million during the same period in 2018. Net loss for the nine months ended September 30, 2019 was $36.2 million, a solid improvement of 28% over the prior year period’s net loss of $50.6 million. Adjusted EBITDA for the nine months ended September 30, 2019 was $51.5 million, representing a 25% increase over the prior nine-month period’s adjusted EBITDA of $41.1 million.

“We achieved another very strong quarter of revenue growth in the third quarter as we continue to grow relationships with existing clients, add new customers and achieve cross-selling synergies from the integration of our acquisitions,” said Chris Weiler, Chief Executive Officer of KLDiscovery.

“KLDiscovery turned in an excellent quarter of top line growth and accelerated adjusted EBITDA,” said Jonathan Ledecky, Pivotal’s Chairman and Chief Executive Officer. “The management of KLDiscovery is looking forward to resuming its acquisition strategy in early 2020 upon completion of the proposed merger with Pivotal scheduled for December 2019.

2019 and 2020 Outlook

Due to the lengthy delay in the completion of the proposed merger with Pivotal, KLD is updating its outlook for the fiscal years ending December 31, 2019 and 2020. The closing delay of the merger with Pivotal originally announced in May 2019 has resulted in a slower than expected acquisition program in the second half of 2019. The impact of this closing delay has resulted in the original forecasted incremental revenue, operating profit, expense reduction synergies and operating efficiencies from these potential acquisitions to be pushed back by two full quarters.

Pivotal now reports that KLD’s full-year 2019 outlook revenue will be in a range of approximately $307-$310 million and Adjusted EBITDA will be in a range of approximately $67-$70 million due mainly to incremental technology expenses and a mix shift of more managed review revenue than anticipated. This compares to previous KLD guidance provided in May 2019 for fiscal year ending December 31, 2019 revenue of approximately $310 million and approximately $75 million in Adjusted EBITDA.

For the full-year 2020, KLD now expects revenue in the range of approximately $335-$355 million and Adjusted EBITDA in a range of approximately $80-$85 million. This guidance includes current trendline organic growth plus significant operating synergies and expense savings from the resumption of the Company’s acquisition program by the second quarter of 2020. The forecast includes $4 million of incremental public company costs for 2020 which have been revised as part of the merger process. This compares to previous guidance provided in May 2019 of approximately $347 million in revenue and approximately $92 million in Adjusted EBITDA. The previous guidance was based on a September 30, 2019 projected merger closing with Pivotal and the resumption of an acquisition program in the fourth quarter of fiscal 2019 which did not occur.

Further information about the Company can be found in the definitive proxy statement/prospectus, which was declared effective by the SEC on November 12, 2019. This guidance is subject to the risks and uncertainties described in the “Forward Looking Statements” below.

Additional Information and Where to Find It

Pivotal will file its definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) which was declared effective by the SEC to be used in connection with its meeting of stockholders to approve the proposed transaction with KLD. The proxy statement/prospectus will be mailed to stockholders as of November 18, 2019. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Pivotal and KLD once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Pivotal when and if available, can be obtained free of charge on Pivotal’s website at www.pivotalac.com or by directing a written request to Pivotal Acquisition Corp., c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Participants in the Solicitation

Pivotal and KLD and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pivotal’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Pivotal’s directors and officers in Pivotal’s filings with the SEC, including the definitive proxy statement/prospectus and Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pivotal’s stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Use of Non-GAAP Financial Measures

KLD prepares audited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). KLD also discloses and discusses non-GAAP financial measures such as adjusted EBITDA. KLD believes that these measures are relevant and provide useful information to investors by providing a baseline for evaluation and comparing its operating performance against that of other companies in KLD’s industry.

The non-GAAP financial measures that KLD uses may not be comparable to similarly titled measures reported by other companies. Also, in the future, KLD may disclose different non-GAAP financial measures in order to help its investors meaningfully evaluate and compare its results of operations to its previously reported results of operations or to those of other companies in KLD’s industry. KLD also believes the use of non-GAAP financial measures reflects its ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment, and costs associated with strategic initiatives which are incurred outside the ordinary course of business, and provide information about KLD’s cost structure, that helps track its operating progress. In addition, KLD urges investors and potential investors to carefully review the GAAP financial information and compare with its adjusted EBITDA.

Adjusted EBITDA

KLD views adjusted EBITDA as an operating performance measure and as such, it believes that the most directly comparable GAAP financial measure is net loss. In calculating adjusted EBITDA, KLD excludes from net loss certain items that it believes are not reflective of KLD’s ongoing business and exclusion of these items allows KLD to provide additional analysis of the financial components of the day-to-day operation of its business. KLD has outlined below the type and scope of these exclusions.

About KLDiscovery

KLDiscovery provides technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. The company, with offices in 40+ locations across 20 countries, is a global leader in delivering best-in-class eDiscovery, information governance and data recovery solutions to support the litigation, regulatory compliance, internal investigation and data recovery and management needs of our clients. Serving clients for over 30 years, KLDiscovery offers data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software and data hosting for web-based document reviews, and managed document review services. In addition, through its global Ontrack Data Recovery business, KLDiscovery delivers world-class data recovery, email extraction and restoration, data destruction and tape management. KLDiscovery has been recognized as one of the fastest growing companies in North America by both Inc. Magazine (Inc. 5000) and Deloitte (Deloitte’s Technology Fast 500) and CEO Chris Weiler was recognized as a 2014 Ernst & Young Entrepreneur of the Year™. Additionally, KLDiscovery is a Relativity Certified Partner and maintains ISO/IEC 27001 Certified data centers around the world. For more information, please email info@kldiscovery.com or visit www.kldiscovery.com.

About Pivotal Acquisition Corp.

Pivotal Acquisition Corp. (NYSE: PVT), a public investment vehicle, is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal’s securities are quoted on the New York Stock Exchange under the ticker symbols PVT, PVT WS and PVT.U. For more information, visit www.pivotalac.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLD’s future financial and business performance for the full-years 2019 and 2020, attractiveness of KLD’s product offerings and platform and the value proposition of KLD’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Pivotal’s or KLD’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Pivotal stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; KLD’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLD’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLD’s solutions; the success of other competing technologies that may become available; KLD’s ability to identify and integrate acquisitions; the performance and security of KLD’s services; potential litigation involving Pivotal or KLD; and general economic and market conditions impacting demand for KLD’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure of other closing conditions, as well as other risks and uncertainties set forth in the “Risk Factors” section of Pivotal’s Registration Statement on Form S-4 and any subsequent reports that Pivotal files with the SEC. Neither Pivotal nor KLD undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact

Richard Simonelli

973-896-8184

Richard.Simonelli@KLDiscovery.com

Media Contact

Krystina Jones

888-811-3789

Krystina.Jones@KLDiscovery.com

Annex B

Investor Presentation November 2019

Safe Harbor Statement

THIS PRESENTATION HAS BEEN PREPARED FOR PIVOTAL ACQUISITION CORP. (“PIVOTAL”) and KLDISCOVERY (“KLD”) IN CONNECTION WITH THEIR PROPOSED BUSINESS COMBINATION. SUCH PRESENTATION MAY BE PRESENTED TO CERTAIN OF PIVOTAL’S STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING PIVOTAL’S SECURITIES, IN CONNECTION WITH THE BUSINESS COMBINATION.

PIVOTAL, KLD, THEIR AFFILIATES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN PIVOTAL’S PROXY STATEMENT/PROSPECTUS THAT WILL BE USED TO SOLICIT STOCKHOLDER APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN INFORMATION REGARDING THE NAMES AND INTEREST IN THE PROPOSED TRANSACTION OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WHICH WAS FILED WITH THE SEC ON APRIL 1, 2019.

INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND KLD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT. PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL, AND KLD THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY PIVOTAL, CAN ALSO BE OBTAINED FREE OF CHARGE BY DIRECTING A WRITTEN REQUEST TO C/O GRAUBARD MILLER 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NY 10174.

SOME OF KLD’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”), ACCORDINGLY. SUCH INFORMATION AND DATA HAS BEEN AND WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN PIVOTAL’S PROXY STATEMENT/PROSPECTUS. PIVOTAL AND KLD BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES THE ABILITY OF KLD TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE. RECONCILIATIONS OF NON-GAAP MEASURES TO THEIR MOST DIRECLTY COMPARABLES GAAP COUNTERPARTS ARE INCLUDED IN THE APPENDIX TO THIS PRESENTATION.

THE FINANCIAL PROJECTIONS AND OTHER FORWARD-LOOKING INFORMATION INCLUDED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND PIVOTAL’S AND KLD’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, PIVOTAL AND KLD BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTIANED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS PRESENTATION SHOULD NOT BE REGARDED AS AN INDICATION THAT PIVOTAL AND KLD, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICITION OF FUTURE EVENTS.

NEITHER PIVOTAL NOR KLD UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHER, THAT MAY AFFECT ACTUAL RESULTS INCLUDE KLD’S ABILITY TO EXECUTE ON ITS BUSINESS PLAN AND KLD’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY, OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

NEITHER PIVOTAL NOR KLD MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PRESENTATION. THIS PRESENTATION IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN PIVOTAL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN PIVOTAL.

THIS PRESENTATION SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICITION.

KLDiscovery is a global market leader in eDiscovery, information governance, and data recovery

$345M FY2020 Revenue(1)	$82M FY2020 Adjusted EBITDA(2)	$15B Total Addressable Market	40+ offices 20 countries

5-7% Organic Annual Revenue Growth	Double Digit % EBITDA Growth	84% FY2020 Unlevered free cash flow conversion Margin(2)(3)

Investment Highlights

Large and growing addressable market with secular tailwinds and acyclical industry dynamics

KLD is a global market leader in eDiscovery, information governance and data recovery. KLD offers best-in-class products and services, cross-border capabilities, and advantages of scale

Consistent organic revenue growth with large tuck-in M&A opportunity in fragmented eDiscovery industry

Proprietary end-to-end technology platform

Experienced leadership inspires best-in-class customer service culture

Large and Growing Total Addressable Market

$15 billion eDiscovery and Information Archiving Market is large and growing(1)	... Driven by Proliferation of Global Data Volumes … Total Global Volume of Data Generation is Expected to Accelerate

KLDiscovery is a Global Market Leader

eDiscovery Market Share(1)	KLD Revenue Breakdown(2)

eDiscovery 70%

The #3 player globally in eDiscovery, KLD helps law firms and corporations during the discovery phase of litigations to cull, process, review and manage documents in an intuitive interface. Data is hosted long term on secure and geographically redundant servers

Managed Review 15%

Managed review is a complementary service to eDiscovery. KLD hires, trains and manages contract lawyers who deliver cost savings for clients during discovery. The Company has 1,500 dedicated seats in 8 domestic and 5 international review centers which are capable of being mobilized quickly

KLD is one of the largest globally scaled eDiscovery providers in an industry of over 400 vendors	Data Recovery 15% The #1 Global Data recovery player globally, KLD offers services to recover data from any device or tape archives

Unmatched Offering Attracts Blue Chip Client Base

Customer Highlights(1)

✓	4,300+ Global Legal Technology customers

✓	65% of the Fortune 500

✓	95% of the Am Law 100

✓	6,800+ active matters

✓	50,000 data recovery cases

✓	~19 month average eDiscovery matter duration

✓	No single customer accounts for more than 5% of revenue

✓	41% increase in billings for the Top 25 customers

Why KLD Wins

✓	Unmatched Breadth of Capabilities with a comprehensive suite of solutions with proprietary software capable of handling the largest, most complex cases

✓	Global Scale & Geographic Footprint with 40+ offices in 20 countries allows cross border case work

✓	Impeccable Client Service “Client first” commitment to relentless pursuit of excellence in customer service 24x7x365

✓	Security, Stability, and Speed State-of-the-art data centers that meet or exceed most stringent customer security requirements. Only provider to offer full, off-site, hot failover for all cases.

Consistent Revenue Growth

Management has a Proven Tuck-in M&A Track Record A Large Opportunity for Accretive Acquisitions

Identify, Integrate, Revenue Growth and Cost Synergies	M&A Pipeline

Identify target company that meets rigorous criteria including people, client base, geographic access and technology

Onboard the acquired company’s client base onto KLD’s proprietary platforms and away from costly 3rd party software

Deliver the newly-onboarded client base full access to KLD’s extensive and comprehensive global platform of capabilities for up-sell and cross-sell

Organic Revenue Growth
Accelerates with Tuck-in Acquisitions

2012: All organic

2013: Includes approximately $6M from AlphaLit

2014: Includes approximately $25M from RenewData and $1.5M from Turnstone & Flash

2015: Includes approximately $5.5M from Credence and $.75M from CopySecure

Case Study: Successful Tuck-in Acquisition
Top Sales Performer, Client List, Cost Synergies

◾	Acquired in August 2013 for ~$10M/6x. Revenue was sub-$7M and trending downwards, AlphaLit lacked operational & technical resources

◾	The Company had an amazing client list (i.e Comcast, Goldman Sachs, Davis Polk)

◾	Shortly after the acquisition by KLDiscovery and integration into our larger platform, we received a $5 million increase from a large AlphaLit client

◾	Today, with a larger comprehensive global platform, the top AlphaLit sales rep is consistently one of our top producers achieving over $20M annually

◾	KLD achieved cost synergies by eliminating redundancies

Transformational 2016 Acquisition

◾	Kroll Ontrack was a transformative, large acquisition which created a diversified global platform and propelled KLD into a global leadership position

◾	It expanded the global footprint of the Company to Asia, EMEA and Australia and added:

◾	Significant technology including the Company’s proprietary predictive coding platform and eDiscovery.com Review -- “EDR”, a review platform with over 10,000 users and 500 TB actively hosted

◾	A suite of valuable analytics tools

◾	The #1 data recovery company in the world with exclusive corporate contracts

◾	Data centers and managed review centers around the world

◾	Integration is complete but in 2017/2018 it required significant management time. Some challenges with KrollOntrack included:

◾	Pulling together disparate cultures globally operating in geographical silos with lack of cohesive strategy and vision due to revolving door ownership and CEOs at Kroll Ontrack.

◾

Multiple enterprise resource planning and customer relationship management systems and no backend infrastructure at Kroll Ontrack required substantial investment while facing revenue decline from repricing of subscription deals

◾	Focus on this major integration slowed KLD’s tuck-in acquisition strategy which has restarted in mid-2019 with the SLS and Compiled transactions

KLD eDiscovery Solutions Excel Across All Platforms

◾   Relativity is a third party platform. It is the most widely used software platform in eDiscovery.

◾   KLD’s eDiscovery solutions are used in tandem within the Relativity ecosystem.

◾   KLD deploys its world-class customer service for customers using the KLD/Relativity combination with 24/7/365 support.

◾   As the longest tenured Relativity collaborator, KLD has developed many proprietary, award-winning applications that enhance the Relativity ecosystem.

◾  EDR is KLD’s proprietary single platform solution for eDiscovery

◾  EDR integrates the entire eDiscovery process into one robust tool. Industry essential analytics & matter management features work seamlessly

◾  Predictive Coding incorporates cutting-edge machine learning that gets smarter with every document reviewed

◾  In the past 10 years, EDR has been used on tens of thousands of matters producing over 1 billion documents and billions of pages

◾  Nebula is KLD’s newest proprietary platform and the next evolution in eDiscovery

◾  It is an end-to-end solution that provides advanced search and analytics while being user-friendly

◾  Nebula offers scalability and rapid deployment and can be hosted in secure data centers, in the cloud, or behind the client’s firewall with our on-site solution

◾  Nebula Private Cloud (NPC) solution is delivered in a portable mobile device and can be deployed any place for ultimate security

100% of KLD’s data processing and nearly 50% of data hosting are performed on proprietary applications within the Nebula and EDR platforms

Culture and Leadership

◾	World-class customer service and industry-leading applications have driven the successful growth of the Company

◾	The management of KL Discovery cultivates and regularly encourages a solid corporate culture that permeates every office around the globe

◾	The strong culture at KLD shapes the actions, products and relationships with customers and is a key in distinguishing KL Discovery from the crowded field of competitors

◾	Each employee is dedicated to “Client first” and are committed to the relentless pursuit of excellence in customer service 24x7x365

Christopher Weiler Chief Executive Officer	Dawn Wilson Chief Financial Officer

○ Co-founded KLDiscovery in 2005 and has 25+ years of eDiscovery experience	○ Oversees KLD’s Finance, Accounting and HR functions ○ Joined KLDiscovery in 2017

○   Previously co-founded and served as CEO at On-Site Sourcing

○    E&Y’s Washington, D.C. Entrepreneur of the Year in 2014

○    Served in the US Navy and graduated from the US Naval Academy

○    Chris inspires the culture at KL Discovery with consistent two-way communication at all levels of the organization

○   20 years of Finance and Accounting experience, primarily with public companies in the technology and services industry.

○   Most recently served as VP of Accounting at CoStar (NASDAQ: CSGP), a $21 billion real estate information services company

○   Graduated from Virginia Tech

Transaction Summary and Financial Highlights

Transaction Summary

◾

On May 20, 2019, KLDiscovery announced a merger with Pivotal Acquisition Corp, a public investment vehicle listed on the NYSE (NYSE: PVT). Upon closing of the transaction, expected in the 4th quarter of 2019, the resulting Company will trade under stock symbol KLD on the NYSE.

◾	Existing KLD shareholders, the Carlyle Group and Revolution Growth, are rolling 100% of their investments

◾

Cash from Pivotal will be used primarily to pay down debt resulting in a stronger balance sheet, lower interest payments, expansion of free cash flow, refreshed organic growth and resumption of highly successful tuck-in M&A strategy

◾

On November 6, 2019, MGG Investment Group, LP agreed to provide a $150 million backstop in the form of a debenture that can be drawn upon as needed. This provided greater certainty to the closing of the transaction and would significantly reduce the company’s annual cash interest expense.

◾	Shareholder Meeting is set for December 12, 2019

Pivotal Directors will Augment Organic Growth

and Help Drive Acquisitions

Jonathan J. Ledecky Chairman, Chief Executive Officer	Kevin Griffin Co-Sponsor, Director

Mr. Ledecky has an extensive, world-class list of professional services firms and corporations that he is introducing to KLD

○    He is the Chairman and Chief Executive Officer of Pivotal and a seasoned businessman with over 35 years of investment and operational experience

○    He has executed hundreds of acquisitions across multiple industries, and raised over $20 billion in capital

○    As the founder of U.S. Office Products, he grew the business into one of the fastest start-up entrants in the history of the Fortune 500 with annual sales in excess of $3 billion within three years

○   Mr. Ledecky is a co-owner of the National Hockey League’s New York Islanders franchise since 2014

MGG has agreed to provide a $150 million backstop that can be drawn upon as needed. This provides greater certainty to the closing of the transaction

○    Mr. Griffin founded MGG Investment Group in 2014 and is the CEO and CIO of the firm

○    He has originated and invested over $4 billion across the capital structure of middle market businesses, including distressed investments and 363 bankruptcy purchases

○    While with Highbridge Principal Strategies, he helped lead the growth of the specialty finance portfolio from inception to $6 billion+ (2010–2014)

○    Mr. Griffin was a recipient of the M&A Advisor “40 under 40 Emerging Leaders” award in 2015

KLD Existing Shareholders

Rolling Over 100% of Shares in Transaction

The Carlyle Group	Revolution Growth

○   The Carlyle Group (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across four business segments: Corporate Private Equity, Real Assets, Global Credit and Investment Solutions

○  With $222 billion of assets under management as of September 30, 2019, Carlyle’s purpose is to invest wisely and create value on behalf of our investors, portfolio companies and the communities in which we live and invest

○   The Carlyle Group employs more than 1,725 people in 33 offices across six continents

○  Revolution is a growth equity firm with $975 million of assets under management that seeks to make investments in businesses that are attacking large, traditional industries with innovative products and services offerings

○  Founded in 2005 by Steve Case and Ted Leonsis, Revolution Growth focuses on investments primarily in the US

○  Typical investments range from $25 to $50 million

Select Investment Experience	Select Investment Experience

Transaction Overview

○	Adjusted firm value of $806 million (11.8x Adjusted EBITDA)

○	Pro forma net debt/2019E Adjusted EBITDA of 3.4x (includes partial paydown of existing debt as a result of the transaction)

Pro Forma Valuation

($ in millions, except per share values)

Illustrative Pivotal Share Price		$10.00
Pro Forma Shares Outstanding (millions)(1)		62.5
Equity Value		$625
Plus: Estimated Net Debt(2)		230

Less: NPV of Tax Savings(3)		(49)
Adjusted Firm Value		$806

Pro Forma Adjusted Firm Value / Adjusted EBITDA
2019E Adjusted EBITDA	$68	11.8x

2020E Adjusted EBITDA	$82	9.8x

Pro Forma Net Debt to Adjusted EBITDA Progression

Sources and Uses

	Existing Shareholder Rollover	$348

Sources	Pivotal Cash in Trust(4)	$235

	Total	$583

	Existing Shareholder Rollover	$348

	Paydown of Existing Debt(6)	145

Uses	Cash to KLD Balance Sheet	71

	Estimated Transaction Costs and Related Fees(5)	19
	Total	$583

Pro Forma Equity Ownership

Key Financial Highlights

Historical and Projected Revenue(1)	Adjusted EBITDA(2)

Capital Expenditures	Unlevered Free Cash Flow(2)(3)4)

Transaction Reduces Interest Cost and Provides Greater Financial Flexibility

○	Strong free cash flow derived from accelerated Adjusted EBITDA growth and optimized revenue and operating model expected to result in rapid deleveraging

○	3.4x pro forma net leverage at year-end 2019 – a > 50% decrease to KLD’s existing net leverage levels

○	Approximately $16 million of pro forma annualized interest expense savings post transaction from debt paydown. Additional refinancing opportunity to lower interest cost on 1st lien debt

Financial Disclosure

NON- GAAP FINANCIAL MEASURES:

WE PREPARE AUDITED FINANCIAL STATEMENTS IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). WE ALSO DISCLOSE AND DISCUSS OTHER NON-GAAP FINANCIAL MEASURES SUCH AS ADJUSTED EBITDA, UNLEVERED FREE CASH FLOW AND LEVERED FREE CASH FLOW. WE BELIEVE THAT THESE MEASURES ARE RELEVANT AND PROVIDE USEFUL INFORMATION TO INVESTORS BY PROVIDING A BASELINE FOR EVALUATION AND COMPARING OUR OPERATING PERFORMANCE, AND IN THE CASE OF UNLEVERED FREE CASH FLOW AND LEVERED FREE CASH FLOW, OUR LIQUIDITY RESULTS AGAINST THAT OF OTHER COMPANIES IN OUR INDUSTRY.

THE NON-GAAP FINANCIAL MEASURES THAT WE USE MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES. ALSO, IN THE FUTURE, WE MAY DISCLOSE DIFFERENT NON-GAAP FINANCIAL MEASURES IN ORDER TO HELP OUR INVESTORS MEANINGFULLY EVALUATE AND COMPARE OUR RESULTS OF OPERATIONS TO OUR PREVIOUSLY REPORTED RESULTS OF OPERATIONS OR TO THOSE OF OTHER COMPANIES IN OUR INDUSTRY. WE ALSO BELIEVE IT REFLECTS OUR ONGOING OPERATING PERFORMANCE BECAUSE THE ISOLATION OF NON-CASH CHARGES, SUCH AS AMORTIZATION AND DEPRECIATION, AND OTHER ITEMS, SUCH AS INTEREST, INCOME TAXES, MANAGEMENT FEES AND EQUITY COMPENSATION, ACQUISITION AND TRANSACTION COSTS, RESTRUCTURING COSTS, SYSTEMS ESTABLISHMENT, AND ONE-TIME COSTS ASSOCIATED WITH STRATEGIC INITIATIVES WHICH ARE INCURRED OUTSIDE THE ORDINARY COURSE OF OUR BUSINESS, AND PROVIDE INFORMATION ABOUT OUR COST STRUCTURE, THAT HELPS TRACK OUR OPERATING PROGRESS. IN ADDITION, WE URGE INVESTORS AND POTENTIAL INVESTORS TO CAREFULLY REVIEW THE GAAP FINANCIAL INFORMATION AND COMPARE WITH OUR ADJUSTED EBITDA, UNLEVERED FREE CASH FLOW AND LEVERED FREE CASH FLOW.

ADJUSTED EBITDA:

WE VIEW ADJUSTED EBITDA, AS OUR OPERATING PERFORMANCE MEASURE AND AS SUCH, WE BELIEVE THAT THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE IS NET LOSS. IN CALCULATING ADJUSTED EBITDA, WE EXCLUDE FROM NET LOSS CERTAIN ITEMS THAT WE BELIEVE ARE NOT REFLECTIVE OF OUR ONGOING BUSINESS AND EXCLUSION OF THESE ITEMS ALLOWS US TO PROVIDE ADDITIONAL ANALYSIS OF THE FINANCIAL COMPONENTS OF THE DAY-TO-DAY OPERATION OF OUR BUSINESS. WE HAVE OUTLINED BELOW THE TYPE AND SCOPE OF THESE EXCLUSIONS.

◾

THE ACQUISITION, FINANCING, AND TRANSACTION COSTS GENERALLY REPRESENT NON-ORDINARY COURSE EARN-OUT PAYMENTS, RATING AGENCY FEES, LETTER OF CREDIT AND REVOLVING FACILITY FEES AS WELL AS PROFESSIONAL SERVICE FEES AND DIRECT EXPENSES RELATED TO ACQUISITIONS. BECAUSE WE DO NOT ACQUIRE BUSINESSES ON A PREDICTABLE CYCLE, WE DO NOT CONSIDER THE AMOUNT OF ACQUISITION- AND INTEGRATION- RELATED COSTS TO BE A REPRESENTATIVE COMPONENT OF THE DAY-TO-DAY OPERATING PERFORMANCE OF OUR BUSINESS.

◾

THE STRATEGIC INITIATIVES EXPENSES RELATE TO ONE-TIME COST RESULTING FROM PURSUING STRATEGIC BUSINESS OPPORTUNITIES. WE DO NOT EXPECT THESE EXPENSES TO RECUR AND WE DO NOT CONSIDER THE AMOUNTS TO BE REPRESENTATIVE OF THE DAY-TO -DAY OPERATING PERFORMANCE OF OUR BUSINESS.

◾

MANAGEMENT FEES, STOCK COMPENSATION AND OTHER PRIMARILY REPRESENTS CONSULTING FEES AND PORTION OF COMPENSATION PAID TO OUR EMPLOYEES AND EXECUTIVES THROUGH STOCK-BASED INSTRUMENTS. DETERMINING THE FAIR VALUE OF THE STOCK-BASED INSTRUMENTS INVOLVES A HIGH DEGREE OF JUDGMENT AND ESTIMATION AND THE EXPENSES RECORDED MAY NOT ALIGN WITH THE ACTUAL VALUE REALIZED UPON THE FUTURE EXERCISE OR TERMINATION OF THE RELATED STOCK-BASED AWARDS. THEREFORE, WE BELIEVE IT IS USEFUL TO EXCLUDE STOCK-BASED COMPENSATION TO BETTER UNDERSTAND THE LONG-TERM PERFORMANCE OF OUR CORE BUSINESS.

◾

THE AMOUNT OF RESTRUCTURING COSTS INCURRED MAY BE USEFUL TO CONSIDER BECAUSE THEY GENERALLY REPRESENT NON-ORDINARY COURSE COSTS INCURRED IN CONNECTION WITH A CHANGE IN A CONTRACT OR A CHANGE IN THE MAKEUP OF OUR PERSONNEL OFTEN RELATED TO AN ACQUISITION. WE DO NOT CONSIDER THE AMOUNT OF RESTRUCTURING RELATED COSTS TO BE A REPRESENTATIVE COMPONENT OF THE DAY-TO-DAY OPERATING PERFORMANCE OF OUR BUSINESS.

◾

THE AMOUNT OF SYSTEMS ESTABLISHMENT COSTS RELATES TO NON-ORDINARY COURSE EXPENSES INCURRED TO DEVELOP OUR IT INFRASTRUCTURE, INCLUDING SYSTEM AUTOMATION AND ERP IMPLEMENTATION. WE DO NOT CONSIDER THE AMOUNT TO BE REPRESENTATIVE OF A COMPONENT OF THE DAY TO DAY OPERATION PERFORMANCE OF OUR BUSINESS.

Financial Disclosure (cont.)

OUR PRESENTATION OF ADJUSTED EBITDA SHOULD NOT BE CONSTRUED AS AN INFERENCE THAT OUR FUTURE RESULTS WILL BE UNAFFECTED BY ANY OF THE ADJUSTED ITEMS, OR THAT OUR PROJECTIONS AND ESTIMATES WILL BE REALIZED IN THEIR ENTIRETY OR AT ALL. IN ADDITION, BECAUSE OF THESE LIMITATIONS, ADJUSTED EBITDA SHOULD NOT BE CONSIDERED AS A MEASURE OF LIQUIDITY OR DISCRETIONARY CASH AVAILABLE TO US TO FUND OUR CASH NEEDS, INCLUDING INVESTING IN THE GROWTH OF OUR BUSINESS AND MEETING OUR OBLIGATIONS. YOU SHOULD COMPENSATE FOR THESE LIMITATIONS BY RELYING PRIMARILY ON OUR GAAP RESULTS AND ONLY USE ADJUSTED EBITDA FOR SUPPLEMENTARY ANALYSIS.

THE USE OF ADJUSTED EBITDA INSTEAD OF GAAP MEASURES HAS LIMITATIONS AS AN ANALYTICAL TOOL, AND YOU SHOULD NOT CONSIDER ADJUSTED EBITDA IN ISOLATION, OR AS A SUBSTITUTE FOR ANALYSIS OF THE COMPANY’S RESULTS OF OPERATIONS AND OPERATING CASH FLOWS AS REPORTED UNDER GAAP. FOR EXAMPLE, ADJUSTED EBITDA DOES NOT REFLECT:

◾	OUR CASH EXPENDITURES OR FUTURE REQUIREMENTS FOR CAPITAL EXPENDITURES;

◾	CHANGES IN, OR CASH REQUIREMENTS FOR, OUR WORKING CAPITAL NEEDS;

◾	INTEREST EXPENSE, OR THE CASH REQUIREMENTS NECESSARY TO SERVICE INTEREST OR PRINCIPAL PAYMENTS, ON OUR DEBT;

◾	ANY CASH INCOME TAXES THAT WE MAY BE REQUIRED TO PAY;

◾	ANY CASH REQUIREMENTS FOR REPLACEMENTS OF ASSETS THAT ARE DEPRECIATED OR AMORTIZED OVER THEIR ESTIMATED USEFUL LIVES AND MAY HAVE TO BE REPLACED IN THE FUTURE; OR

◾	ALL NON-CASH INCOME OR EXPENSE ITEMS THAT ARE REFLECTED IN OUR STATEMENTS OF CASH FLOWS.

LEVERED AND UNLEVERED FREE CASH FLOW:

WE USE THE NON-GAAP MEASURE OF UNLEVERED FREE CASH FLOW, WHICH WE CALCULATE AS ADJUSTED EBITDA REDUCED BY PURCHASES OF PROPERTY AND EQUIPMENT AND ANY CASH TAXES PAID. WE BELIEVE UNLEVERED FREE CASH FLOW IS AN IMPORTANT LIQUIDITY MEASURE OF THE CASH (IF ANY) THAT IS AVAILABLE, AFTER PURCHASES OF PROPERTY AND EQUIPMENT AND CASH TAXES, FOR INVESTMENT IN OUR BUSINESS AND TO MAKE ACQUISITIONS. WE ALSO PRESENT THE NON-GAAP MEASURE OF LEVERED FREE CASH FLOW, WHICH WE CALCULATE BY ADJUSTING OUR UNLEVERED FREE CASH FLOW FOR CASH INTEREST EXPENSE PAID DURING THE PERIOD. WE BELIEVE THAT LEVERED AND UNLEVERED FREE CASH FLOW ARE USEFUL TO INVESTORS AS LIQUIDITY MEASURES BECAUSE THEY MEASURE OUR ABILITY TO GENERATE CASH.

OUR USE OF LEVERED FREE CASH FLOW AND UNLEVERED FREE CASH FLOW HAVE LIMITATIONS AS AN ANALYTICAL TOOL AND YOU SHOULD NOT CONSIDER THEM IN ISOLATION OR AS A SUBSTITUTE FOR AN ANALYSIS OF OUR RESULTS UNDER GAAP. BOTH LEVERED FREE CASH FLOW AND UNLEVERED FREE CASH FLOW ARE NOT A SUBSTITUTE FOR NET CASH USED IN OPERATING ACTIVITIES. ADDITIONALLY, THE UTILITY OF LEVERED AND UNLEVERED FREE CASH FLOW ARE FURTHER LIMITED AS IT DOES NOT REFLECT OUR FUTURE CONTRACTUAL COMMITMENTS AND DOES NOT REPRESENT THE TOTAL INCREASE OR DECREASE IN OUR CASH BALANCE FOR A GIVEN PERIOD.

Adjusted EBITDA and Free Cash Flow Reconciliation

Reconciliation

	Fiscal Year Ended December 31,
($M)	2017	2018	PF 2019 E	PF 2020 E (1)	PF 2020 E (1)
				Low	High
Net Income/(Loss)	($72.2)	($67.7)	($47.0)	($3.9)	$1.1

Amortization of Acquired Intangibles	30.0	35.9	32.0	32.0	32.0
Depreciation	24.8	18.8	18.2	20.0	20.0
Interest and Financing Expense/(Income)	43.1	46.6	48.7	25.4	25.4
Income Tax Expense/(Benefit)	3.5	(3.7)	0.5	0.5	0.5

EBITDA	$29.2	$29.9	$52.4	$74.0	$79.0

Acquisition, Financing and Transaction Costs (2)	(0.2)	1.0	3.7	0.9	0.9

Strategic Initiatives (3)

Sign-on Bonus Amortization	-	6.2	0.5	0.2	0.2
Non-Recoverable Draw	-	5.7	3.8	0.6	0.6
Recruiting and Signing Bonuses	-	1.0	-	-	-
Legal Fees	4.5	2.3	-	-	-
Total Strategic Initiatives	$4.5	$15.2	$4.3	$0.8	$0.8

Management Fees, Stock Compensation & Other (4)	3.9	3.3	3.5	2.3	2.3

Restructuring Costs (5)	9.7	3.2	1.7	-	-

Systems Establishment (6)	1.3	2.0	2.5	2.0	2.0
Adjusted EBITDA	$48.4	$54.6	$68.1	$80.0	$85.0
(-) Capital Expenditures	20.6	12.4	13.0	13.0	13.0
(-) Cash Tax	1.0	1.2	0.5	0.5	0.5
Unlevered Free Cash Flow (UFCF)	$26.8	$41.0	$54.6	$66.5	$71.5
(-) Cash Interest	35.2	41.6	27.0	24.0	24.0
Levered Free Cash Flow (LFCF)	($8.4)	($0.6)	$27.6	$42.5	$47.5